UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

China Pharma Holdings, Inc.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

16941T104 Pre-reverse stock split

16941T203 Post-reverse stock split

(CUSIP Number)

December 30, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16941T104 Pre Reverse Stock Split 16941T203 Post Reverse Stock Split

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ke Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
15,522,293 (1,552,230 post 1:10 reverse stock split that is effective March 6, 2023, or “Reverse Split”)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
15,522,293 (1,552,230 post Reverse Split)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,522,293 (1,552,230 post Reverse Split)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

FOOTNOTES

*	Reporting Person Ke Deng (“Ms. Deng”) received the number shares as indicated in Row (9) through a technology transfer agreement between Hainan Helpson Medical & Biotechnology Co., Ltd (“Helpson”), a wholly owned subsidiary of China Pharma Holdings, Inc. (the “Issuer”), and Chengdu Bonier Medical Technology Development Co., Ltd (“Bonier”), a copy of which is filed as an exhibit in the current report on Form 8-K on December 2, 2022. Thus, the number of shares of the Issuer's ordinary shares owned by Ms. Deng as of the date of this filing was 15,522,397 (1,552,230 post Reverse Split) shares, which is 19.37% of the 80,151,420 (8,015,142 post Reverse Split) shares outstanding on February 23, 2023.

Item 1.

(a)	Name of Issuer

China Pharma Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2nd Floor No. 17 Jinpan Rd. Hainan Province 570216 China

Item 2.

(a)	Name of Person Filing

Ke Deng

(b)	Address of Principal Business Office or, if none, Residence

2nd Floor No. 17 Jinpan Rd. Hainan Province 570216 China

(c)	Citizenship

China

(d)	Title of Class of Securities

Common stock, $0.001 par value per share

(e)	CUSIP Number

16941T104 Pre-reverse stock split
16941T203 Post-reverse stock split

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 15,522,293 (1,552,230 post Reverse Split)

(b)	Percent of class: 19.37%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 15,522,293 (1,552,230 post Reverse Split)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 15,522,293 (1,552,230 post Reverse Split)

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2023	By:	/s/ Ke Deng
	Name:	Ke Deng

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)